EXHIBIT 6

Western Services Engineering, Inc.

               20 Bolton Court                                                                                Telephone: 1 [925] 964-9139

     Danville, California 94506                                                                                 Facsimile: 1 [925] 964-1509

February 3, 2005

Meridian Gold, Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89511

Re: Consent Of Western Services Engineering, Inc.
        El Peñón Gold And Silver Mine Resource And Reserve Statement

Sir/Madam:

We consent to the incorporation by reference herein of references to our “Year End 2004 Resource, Reserve, and Production Audit” dated February, 2004 that was compiled on behalf of Meridian.

Also attached is the certificate of the author for the report regarding the El Peñón Gold And Silver Mine, Chile.

Sincerely,
Western Services Engineering, Inc.

/s/ Robin J. Young

Mr. Robin J. Young
Chief Executive Officer

Attachment: Certificate of Author

CERTIFICATE OF AUTHOR
Robin J. Young
Professional Geologist
20 Bolton Court
Danville, California 94506
Tel (925) 964-9139
Fax: (925) 964-1509
E-Mail: rjyoungwse@aol.com

I, Robin J. Young, Professional Geologist, am employed by Western Services Engineering, Inc. and reside at 20 Bolton Court in the city of Danville, California.

I am a professionally licensed in the State of Utah as a Professional Geologist (License Number 5270034-2250). I graduated from the South Dakota School of Mines and Technology with a Bachelor of Science in Geological Engineering in 1976.

I have continuously practiced my profession since 1976 and have been involved in mineral exploration, employed as a Mining Engineer, and worked as a geological engineer responsible for geological assessment, ore control, resource modeling, reserve modeling, mine planning, project evaluation, development and construction, and operational management. I have experience in base metals, industrial mineral, precious metals, and energy fuel projects located both within the United States of America, throughout the countries of the Former Soviet Union, Africa, South America, Australia and Asia.

Based on my experience and professional license, I am a Qualified Person as defined in the Canadian NP 43-101.

I am the Chief Executive Officer of Western Services Engineering, Inc. and have been since 1991. This company is a consulting geological and mining engineering organization for which I am solely responsible for all completed work.

In January 2005, I visited the El Peñón mine site for a total of 12 days. The purpose of the trip was to review the geological data in sufficient detail used to compile the resource estimates and establish that the information was both appropriate and adequate for the compilation of the resource estimates. In addition, estimation procedures and the final the in situ geological resource estimates were examined as was the statement of reserves compiled by Meridian staff. The reported mine production from 2004 was also reviewed.

I am not aware of any material fact or change regarding the estimation of the resources and reserves using the design set forth within the report that is not reflected and that the omission to disclose would make this report misleading.

I am independent of Meridian Gold Inc in accordance with the application of Sections 1.5 of National Instrument 43-101.